August 7, 2008
By facsimile
202-772-9369
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Global Industries, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 000-21086
Dear Ms. Davis:
This letter responds to a (telephonic) follow-up request on August 1, 2008 for us to provide additional information regarding deferred dry docking costs in connection with the Staff’s review of our Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008. Our responses are preceded in each case by your request.
A.	Explain how the characteristics of your dry docking costs are consistent with the characteristics of costs used in the “overhaul” method in the airline industry guide.

The Federal Aviation Administration (“FAA”) regulates air safety. Air safety regulation takes many forms and includes aircraft maintenance requirements. As a result of overhaul requirements established by the FAA, aircraft airframes and engines must be overhauled within specific intervals. The FAA has established overhaul cycles for each airframe and engine component in an effort to prevent potential hazards and to ensure transportation safety. Chapter 3.64 of the AICPA Industry Audit Guide, Audits of Airlines, (“Guide”) indicates that airframe and aircraft engine overhauls encompass all inspections or replacement of major components, which the civil air regulations require at specific maximum periodic intervals to recertify that the frame or engine is completely airworthy.

Similar to the airline’s regulation by the FAA, the Company’s marine vessels are regulated by marine classification societies, most notably the American Bureau of Shipping (ABS), the U.S. Coast Guard and the “Flag State” (sovereignty under which the vessel is flagged). These agencies provide statutory requirements to

Ms. Jill Davis
United States Securities and Exchange Commission
August 7, 2008

promote safety, to certify the vessels’ seaworthiness, to protect the environment, as well as to regulate all aspects of a vessel’s construction and operations. Under these rules and regulations, our vessels are required to be inspected twice in every five year period, with one of those inspections requiring our vessels to be removed from the water and dry docked.

The required dry dockings are necessary for us to continue using our marine vessels in our business. Our vessels are only dry docked in connection with statutory and class requirements and the necessary overhauling performed needs to comply with classification standards and statutory requirements in order to obtain or maintain the relevant certificates. As with aircraft, which cannot operate commercially without being recertified by civil aviation authorities, our vessels are not considered seaworthy, cannot be insured, and therefore cannot operate unless it is certified as being “in class” by the applicable classification society and in compliance with flag state statutory requirements.

We consider dry dockings to be planned major maintenance activities (“PMMA”) that are analogous to overhaul activities followed by the airline industry. We believe that our analogy is further supported by FSP AUG AIR-1 “Accounting for Planned Major Maintenance Activities (“FSP AIR”), which states that the primary guidance on accounting for PMMA is the Guide and that the FSP is applicable to entities in all industries. Furthermore, we understand that during the deliberation of the FSP AIR, as evidenced by minutes of the March 8, 2006 Board Meeting, as published on the Financial Accounting Standards Board (“FASB”) website, the FASB staff recognized that the shipping industry typically accounts for PMMA using the deferral method. The FASB staff further noted there was significant diversity in the way companies define PMMA. Therefore, we utilize the deferral method as permitted by FSP AIR to account for costs associated with our regulatory inspections and dry docking activities. Furthermore, the deferral method is the predominant method followed by other companies in our industry.

B.	Provide an analysis of why the components of your capitalized dry docking expenditures align with the definition of “overhaul” used by the airline industry guide.

While PMMA is not precisely defined in the Guide, an overhaul, as described in the Guide, includes the cost of “all inspections or replacement of major components, which the civil air regulations require at specific maximum periodic intervals to recertify that the frame or engine is completely airworthy.” The Guide further supports the capitalization of overhaul costs following the deferral method. We believe the following types of costs are directly analogous to overhaul costs required by civil air regulations as dry docking is a mandatory step that must be

Ms. Jill Davis
United States Securities and Exchange Commission
August 7, 2008

undertaken at regular intervals in order to satisfy statutory requirements of the ABS and other agencies to ensure that the vessels remain completely seaworthy.
I.	Vessel mobilization and demobilization. Vessel mobilization and demobilization costs are incurred in connection with transporting the vessels to the dry dock location. There are a limited number of locations that can perform the regulatory dry docking procedures on certain of our vessels. These costs would not be incurred if not for the inspection and certification requirements. The vast majority of routine repair and maintenance activities performed on our vessels occur outside of dry docking while our vessels are at sea or idle.

II.	Rental of dry dock facilities and services. These costs include 1) rental of dry dock facilities, 2) costs to dock and undock vessels, encompassing blocking services and dock tugs, 3) crane services, 4) scaffolding/staging, 5) utilities, such as shore electricity, water supply cooling and balancing, compressed air and sewage disposal and industrial garbage removal, 6) safety services specifying fire precautionary measures and protection, and 7) gas-free certifications. These costs are necessary for the regulatory dry docking to occur and to allow the class societies to perform their inspections and certify/recertify the Company’s vessels.

III.	Third party inspection fees. The marine classification societies inspect the Company’s vessels by using ultrasonic measurements for steel evaluation to ensure the vessels are in compliance with safety, health, load-line and stability, environmental protection, fire systems and sea-worthiness. The costs incurred by the Company during the dry docking process directly correspond to the costs that airlines incur in connection with FAA inspections with the purpose of preventing potential hazards and to ensure transportation safety.

IV.	Required steel replacement. The class societies require that hull, tank and structural steel thickness of vessels cannot be below a certain percent of the vessel’s original thickness. For example, if the hull plating of a vessel was originally built with 3/4 of an inch thickness and the marine classification rules allow only 25% reduction in thickness, the Company would be required to replace the steel if the reduction exceeded 25%. Actual allowances vary depending upon vessel type, original steel thickness, age of vessel, steel type and location, and other factors, and are subject to the judgment of the attending class society surveyor. Refer to Part 7 of ABS Rules for Survey After Construction, Appendix Section 4- Guide for Hull Thickness Measurement for specific wastage allowances for that class society. The Airline Guide defines overhaul so as to include replacement of major

Ms. Jill Davis
United States Securities and Exchange Commission
August 7, 2008

components related to the airframe and engine of an aircraft. The steel, required to be replaced on our vessels as part of the regulatory certification process, is a major component of a vessel’s hull, which we believe is analogous to an aircrafts’ airframe, and therefore such costs incurred in dry dock are analogous to overhaul costs as described in the Guide.

V.	Inspection of machinery, safety and navigation equipment. These costs include inspection of hull anodes, deck timbers as a consequence of steel inspection or replacement, propulsion systems, life rafts, safety and electronics, carbon dioxide systems, crane inspection, piping and valves and system emissions. These inspections are required as part of the class certification process and are similar to the inspection activities that the FAA performs on airplanes with the purpose of preventing potential hazards and to ensure transportation safety.

VI.	Crew costs and expenditures for accommodations when those employees perform all or part of the required activities. Expenditures for labor costs associated with crew members who work directly on required dry docking activities are deferred as they are directly related to the costs of the overhaul. If required steel replacement poses hazardous living conditions for the crew members, meals and housing for those individuals are captured and capitalized along with deferred dry docking costs.
C.	Explain how your processes capture repair and maintenance costs separately from capitalized dry docking expenditures.

The Company’s Equipment group maintains a status report of all the Company’s vessels, which identifies each vessel’s classification and the date of its next scheduled dry dock for regulatory purposes. Several months before the vessel’s class certificate is due for renewal, Company personnel performs a pre-dry dock survey of the vessel, while it is still in the water, to check the steel thickness of the hull, to survey the tanks and to test any regulatory machinery on board the vessel. From this pre-dry dock survey, the Equipment group develops the scope of work (“SOW”) to be performed. A class society (such as ABS) reviews the Company’s pre-dry dock survey, but also performs their own final survey of the vessel to identify the final SOW required for vessel re-certification.

While conducting the pre-dry dock survey, the Company’s Equipment group also surveys the vessel for necessary routine repairs and maintenance that are outside the regulatory requirements. The Equipment group utilizes a computerized maintenance management system on board the vessel to identify repairs and maintenance that may be necessary. A separate SOW is prepared by the Equipment group for any routine repairs and maintenance needs identified during this survey.

Ms. Jill Davis
United States Securities and Exchange Commission
August 7, 2008

Once the separate SOWs have been prepared, the Equipment group will obtain quotations for the work to be performed and develops separate detailed budgets for the regulatory overhaul activities and the routine repairs and maintenance activities. The Company’s Accounting staff works alongside the Equipment staff to ensure costs are categorized properly and that only costs required by third parties (class societies or U.S. Guard, etc.) are categorized as regulatory dry docking and capitalized in accordance with Company’s policy.

After management approval is obtained, separate job numbers are assigned for regulatory dry docking (DR#) and the routine repairs and maintenance work. The detailed budgets are the drivers of related purchase orders that are subsequently issued and coded to the appropriate project. All costs associated with maintenance work job numbers are expensed as incurred.

At the dry dock site, the Company has two project managers assigned to the site. — one for the regulatory dry dock activities and one for routine repairs and maintenance. The Company’s policy is to expense as incurred the cost of a vessel’s base crew, which is the minimum crew necessary to man an idle vessel. Only the costs of those personnel that are above and beyond the base crew of a vessel are charged to projects. Timesheets are maintained and project manager and crew costs are charged to either dry docking jobs or the maintenance work jobs, depending upon the specific work they perform.

On August 1, 2008, we were also (telephonic) requested to provide a detail of the book value of our deferred dry docking cost by component for the years ended 2005, 2006 and 2007, and the quarter ended March 31, 2008. We are compiling this information and will provide it to you as soon as possible.

Thank you for considering our position on the above important matters and please feel free to contact me at 281-529-7635 with any further questions or additional needs regarding our response.

Sincerely,
/s/ Jeffrey B. Levos
Jeffrey B. Levos
Senior Vice President and Chief Financial Officer